UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
☒ Form 10-K     ☐ Form 20-F          ☐ Form 11-K     ☐ Form 10-Q
 ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended: December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

STW Resources Holding Corp.

Full Name of Registrant

Former Name if Applicable

3424 SCR 1192

Address of Principal Executive Office (Street and Number)

Midland, Texas, 79706

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recently changed auditors and it is taking longer to complete the audit for the 10K due to the learning curve between the Company and such new independent auditors. Additionally, the Registrant has had recent turnover in its accounting and finance department, which has resulted in further delays in completing the audits. The Registrant has hired new accounting and finance personnel who will assist the Registrant to meet its filing deadlines on a timely basis in the future. The Registrant undertakes the responsibility to file such report no later than 15 days after its original prescribed due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stanley Weiner, Chief Executive Officer	432	686-7777
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its results of operations from the corresponding period for the last fiscal year. The preliminary (unaudited) condensed consolidated results of operations for the current period as compared to the prior period are as follows:

	Years Ending December 31:
	2013	2012
Revenues:
Contract and service revenues	$1,628,189	$--
Revenues from related parties	318,955	--
Total revenues	1,947,144	--
Cost of revenues	1,544,133	--
Gross profit	403,011	--
Operating expenses	3,395,253	1,935,027
Loss from operations	(2,992,242)	(1,935,027)
Interest expense	(1,178,082)	(655,371)
Change in derivative liability	(1,737,991)	(990,751)
Other expense, net		(17,535)
Net loss	(5,908,315)	(3,598,684)
Less: net loss attributable to non-controlling interest	18,563	--
Net loss of STW Resources Holding Corp	$(5,889,752)	$(3,598,684)

The key change attributable to the condensed consolidated results of operations for the year ended December 31, 2013 as compared to the year ended December 31, 2012, is that the Company was a development stage company during the year ended December 31, 2012. On January 1, 2013, the Company exited the development stage and commenced business operations. As a development stage Company in 2012, the Company did not report revenues during 2012. During the year ended December 31, 2013, the Company commenced business operations and reported revenues,  costs of revenues, and operating expenses as noted above.

As the 2013 numbers provided above are unaudited, they remain subject to change during the audit process and therefore, final results may differ from those presented above. The 2012 amounts are based on audited amounts included in the Annual Report on Form 10-K for the year ended December 31, 2012 that was previously filed.

STW Resources Holding Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014

By:	/s/ Stanley Weiner
Name: Stanley Weiner
Title: CEO